SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated December 31, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 40-F ☐     Form 20-F ☒

Indicateby check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

No ☒     Yes☐

BARAN GROUP LTD.
Form 6-K

        Pursuant to the Form S-8 filed by Baran Group Ltd. (the “Company”) on November 11, 2003, the Company has granted 74,000 out of the 116,000 options included in the 2003 Employees and Consultant Stock Option Plan, to its US domiciled employees, on December 1, 2003.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. BY: /S/ Sasson Shilo —————————————— Sasson Shilo Chief Financial Officer

Date: December 31, 2003